

March 1, 2024

Hoi Lung Chan
Chief Executive Officer
Mint Inc Ltd
503 Park Tower, 15 Austin Road
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Mint Inc Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 6, 2024**
> **File No. 377-07022**

Dear Hoi Lung Chan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your revised disclosure pursuant to comment 10 that no dividends or distributions were made by your subsidiaries or by Mint. Please further revise to disclose whether any payments (including transfers, capital contributions and loans) have been made by the holding company to the operating subsidiary and/or your subsidiaries, or by the operating subsidiary to the holding company and/or your subsidiaries. If so, quantify such payments. Also revise to state, if true, that the operating subsidiary's payment of dividends to shareholders was conducted through CKL and Mint (given the process set forth in section (ii) of the 24th paragraph of the cover page). This comment applies to the cover page,

prospectus summary and cover page of the resale prospectus, as appropriate.

2. We note your response to comment 11. Please further revise your disclosure here and throughout the filing as appropriate, including on the resale prospectus cover page, to address the fact that, to the extent assets in the business are in Hong Kong or a Hong Kong entity, the assets may not be available for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer assets. On the cover pages, provide cross-references to these other discussions.

3. We note your disclosure that "the legal and operational risks associated with operating in Mainland China *may* also apply to our operations in Hong Kong" (emphasis added). Here, on pages 13 and 30, and in the accompanying resale prospectus, please revise this language to state that the legal and operational risks associated with operating in Mainland China do apply to your operations in Hong Kong.

<u>Index to Consolidated Financial Statements, page F-1</u>

4. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.

   Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye